SUB-ITEM 77Q1(b)

Copies of the text of any proposal described in answer to sub-item 77D

Artio Global Investment Funds

Under normal circumstances, the Artio Emerging Markets Local Currency Debt Fund will invest at least 80% of its net assets (including fixed income related futures, options, swaps and other instruments as well as borrowings for investment purposes) in fixed income and short term money market instruments of issuers located in emerging market countries, including forward foreign exchange contracts denominated in emerging market currencies.